Contact

www.linkedin.com/in/michaelmachat (LinkedIn)

Top Skills

Trademark Infringement

Trademarks

Start-ups

Publications

The Practical Significance of the Supreme Court Decision in KP Permanent Make--Up v Lasting Impression

Michael Machat

Attorney/Entrepreneur Founder/CEO Machat & Associates PC and Vampire Wine

Beverly Hills, California, United States

Summary

Michael Machat is one of the few private attorneys that has taken a case to the U.S. Supreme Court and won. He is a trial attorney that specializes in trademarks, copyrights, and business. Knowing that your lawyer truly understands your business is a great comfort and great benefit to many clients. He is also the founder of Vampire Wine. Previous music manager of UK Artists Adamski and Seal.

Experience

Machat & Associates

Attorney

December 1983 - Present (41 years 5 months)

Beverly Hills

Having successfully created brands from little more than just an idea, we don't just advise our clients on the theoretical aspects of law, we also give practical business advice. In addition to creating multi-million dollar enterprises on shoe string budgets, and managing the careers of major recording artists – taking them from relative obscurity to the front pages of countless magazines and blasting their songs on the radio, this firm has also changed the law. In October 2004, we created legal precedent when we argued and won a case before the United States Supreme Court --- KP Permanent Make-Up v. Lasting Impression, 543 U.S. 111, 125 S.Ct. 542 (2004) establishing that the fair use defense to trademark infringement is still a viable defense even if there would be resulting confusion

Vampire Vineyards

President/CEO/Founder

January 1988 - Present (37 years 4 months)

California

Pioneered the concept of adding fun to the marketing of fine wines at a time when few dared do so. Some say the Vampire Vineyards are run by a circle of vampires and Machat, who also is a lawyer, is merely the front. Some say he is the principal owner.

Vampire Lounge & Tasting Room
Founder/CEO
April 2011 - June 2018 (7 years 3 months)

The place for all mortals and immortals to come Sip the Blood of the Vine!

Located opposite the Peninsula Hotel in Beverly Hills.

———

Education

University of California, Los Angeles - School of Law
Doctor of Law - JD, Law · (1980 - 1983)

Duke University
BA, Philosophy · (1976 - 1980)